Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following slides were made available by Marathon Petroleum Corporation on its website on July 26, 2018.

Marathon Petroleum Corporation



Second-Quarter 2018 Earnings

July 26, 2018

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC"). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor ("ANDV") and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company's control and are difficult to predict. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC's share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Non-GAAP Financial Measures

Adjusted EBITDA, cash provided from operations before changes in working capital, refining and marketing margin and Speedway total margin are non-GAAP financial measures provided in this presentation. Reconciliations to the nearest GAAP financial measures are included in the Appendix to this presentation. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative to net income attributable to MPC, net cash provided by (used in) operating, investing and financing activities, Refining and Marketing income from operations, Speedway income from operations or other financial measures prepared in accordance with GAAP.

Additional Information

Additional Information and Where to Find It

In connection with the proposed transaction, MPC filed an amendment to the registration statement on Form S-4 with the SEC on July 20, 2018 that includes a preliminary proxy statement of MPC and ANDV. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC's Investor Relations at 419.421.2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV's Investor Relations at 210.626.4757.

Participants in Solicitation

MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC's participants is set forth in the proxy statement, filed March 15, 2018, for MPC's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV's participants is set forth in the proxy statement, filed March 15, 2018, for ANDV's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Opening Comments

- Reported record operational performance and outstanding financial results
- $1.1 billion of capital returned to shareholders, including $885 million of share repurchases
- Continued optimistic outlook for our business as global demand remains strong, crude differentials appear wider in many markets, and low sulfur fuel market dynamics change
- Andeavor Combination: multiple milestones achieved and on-track for closing in the second half of 2018
  - Creates premier nationwide integrated downstream energy company
  - Tremendous benefits to combination including at least $1 billion of tangible annual gross run-rate synergies expected
  - Becomes a “must own” refining, marketing and midstream company

Second-Quarter Highlights

- Reported second-quarter earnings of $1.06 billion, or $2.27 per diluted share, and income from operations of $1.71 billion
  - **Refining & Marketing:** segment income from operations of $1.03 billion, supported by record crude throughput volumes
  - **Midstream:** segment income from operations of $617 million achieving record gathered, processed and fractionated volumes as well as record pipeline throughputs
  - **Speedway:** segment income from operations of $159 million as gasoline and distillate margins were adversely impacted by the overall rise in crude oil prices

Second-Quarter 2018 Earnings

	2Q 2018	2Q 2017
Earnings*	$1,055 MM	$483 MM
Earnings per Diluted Share*	$2.27	$0.93



Earnings*
$MM
1,000
500
0
$513
483
30
$1,092
1,055
37
2017
2018



Earnings per Diluted Share*
$/Share
3
2
1
0
$0.98
0.93
0.06
$2.31
2.27
0.08
2017
2018
1Q
2Q

*Earnings refer to Net Income attributable to MPC. Earnings also include pretax benefits/(charges) of $1 MM and ($67) MM in 2Q 2018 and 2Q 2017 respectively, related to items not allocated to segment results including litigation and impairment.

Earnings*

2Q 2018 vs. 2Q 2017 Variance Analysis



$MM
1,400
1,200
1,000
800
600
400
200
0
483
463
(79)
285
60
(37)
(31)
(89)
1,055
2Q 2017
Refining & Marketing**
Speedway
Midstream**
Items not Allocated to Segments
Interest and Other Financing Costs
Income Taxes
Noncontrolling Interests
2Q 2018

*Earnings refer to Net Income attributable to MPC.

**Results related to the Feb 1, 2018 dropdown of refining logistics and fuels distribution to MPLX, which totaled $232 MM for the quarter, are presented in the Midstream segment prospectively. Prior period information has not been recasted to reflect these businesses being reported in the Midstream segment.

Refining & Marketing Segment Income

2Q 2018 vs. 2Q 2017 Variance Analysis



$MM
1,600
1,400
1,200
1,000
800
600
400
200
0
562
243
320
180
48
(75)
56
76
(385)
1,025
Crude 173
Volumetric 102
Product (219)
2Q 2017
*LLS 6-3-2-1 Crack
**Sweet/ Sour Diff.
**LLS/WTI Diff.
**LLS Prompt vs. Delivered
**Market Structure
Other Margin
***Direct Operating Costs
***Other
2Q 2018

*Represents ex-RIN/CBOB adjusted crack spread, which incorporates the market cost of Renewable Identification Numbers (RINs) for attributable products and the difference between 87 Octane Gasoline and 84 Octane CBOB Gasoline. Based on market indicators using actual volumes.

**Based on market indicators using actual volumes.

***Second quarter results reflected a $232 MM reduction associated with the refining logistics and fuels distribution business that were dropped to MPLX on Feb. 1, 2018. Prior period segment results were not recasted to reflect these businesses being reported in the Midstream segment. Other R&M for the quarter reflected $340 MM of expense with an offsetting reduction to direct operating costs of $108 MM.

Speedway Segment Income

2Q 2018 vs. 2Q 2017 Variance Analysis



$MM
250
200
150
100
50
0
238
(32)
(5)
(24)
(8)
(10)
159
2Q 2017
Light Product Margin
Merchandise Margin
Operating Expense
Depreciation
Other*
2Q 2018

*Reflects the absence of a $6 MM gain related to asset sales in the 2Q 2017.

Midstream Segment Income

2Q 2018 vs. 2Q 2017 Variance Analysis



$MM
700
600
500
400
300
200
100
0
332
328
(43)
617
2Q 2017
MPLX*,**
MPC Retained Equity and Other Affiliates**
2Q 2018

*Results related to refining logistics and fuels distribution dropdown into MPLX, which totaled $232 MM for the quarter, are presented in the Midstream segment prospectively from Feb. 1, 2018. Prior period information does not reflect the results of these new businesses.

**In the 2Q 2018 results, MPLX includes approximately $25 MM of equity method income that prior to Sept. 1, 2017 would have been included in the MPC Retained Equity and Other Affiliates column.

Total Consolidated Cash Flow

2Q 2018



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$MM
4,653
1,842
544
(6)
(788)
(1,096)
(195)
45
4,999
3/31/2018 Cash Balance
Operating Cash Flow before Working Capital
Working Capital
Net Debt
Cash Capital Expenditures and Investments
Return of Capital to Shareholders*
Net Distributions to Noncontrolling Interests
Other
6/30/2018 Cash Balance

*$211 MM dividends plus $885 MM share repurchases
Note: Excludes restricted cash

Capitalization and Select Cash-Flow Data

As of June 30, 2018 ($MM except ratio data)	MPC Consolidated	MPLX Adjustments[a]	MPC Excluding MPLX
Debt	17,267	11,875	5,392
Mezzanine equity	1,003	1,003	-
Equity	18,818	8,366	10,452
Total capitalization	37,088	21,244	15,844
Debt-to-capital ratio (book)	47%	-	34%
Cash and cash equivalents	4,999	3	4,996
Debt to LTM Adjusted EBITDA[b]	2.6x	-	1.2x
Debt to LTM Adjusted EBITDA, w/MPLX LP distributions[b]	N/A	-	1.0x

	2Q	1Q	4Q	3Q
For the Quarter:				
Cash provided by (used in) operations	2,386	(137)	2,745	1,906
Cash provided by operations before changes in working capital[c]	1,842	796	1,424	1,586

[a] Adjustments made to exclude MPLX debt (all non-recourse) and the public portion of MPLX equity
[b] Calculated using face value of total debt and adjusted EBITDA. Refer to appendix for reconciliation
[c] Non-GAAP. Refer to appendix for reconciliation

3Q 2018 Outlook

		Crude Throughput*	Other Charge/ Feedstocks Throughput*	Total Throughput*	Percent of WTI-priced Crude	Sour Crude Oil Throughput Percentage	Turnaround and Major Maintenance	Depreciation and Amortization	Other Manufacturing Cost**	Total Direct Operating Costs	Corporate and Other Unallocated Items***
		in MBPD					Refinery Direct Operating Costs ($/BBL of total throughput)				
Projected 3Q 2018	GC Region	1,100	200	1,300	19%	64%	$0.80	$1.00	$3.50	$5.30	
	MW Region	650	50	700	53%	34%	$3.75	$1.80	$4.10	$9.65	
	MPC Total	1,750	200	1,950	32%	53%	$1.90	$1.30	$3.80	$7.00	$85 MM****
3Q 2017	GC Region	1,123	217	1,340	14%	69%	$0.90	$1.05	$3.52	$5.47	
	MW Region	722	35	757	38%	38%	$1.60	$1.72	$3.96	$7.28	
	MPC Total	1,845	172	2,017	23%	57%	$1.20	$1.34	$3.83	$6.37	$85 MM

*Region throughput data includes inter-refinery transfers, but MPC totals exclude transfers
**Includes utilities, labor, routine maintenance and other operating costs
***We adopted Accounting Standards Update 2017-07, Retirement Benefits Presentation of Pension and Postretirement Cost, as of Jan. 1, 2018, and applied the standard retrospectively. As a result, we reclassified prior period amounts from Selling, General and Administrative expenses to Net Interest and Other Financial Costs to conform to current period presentation. Excludes impairment gains reported 3Q 2017.
****Excludes transaction costs related to the pending merger with Andeavor

Appendix

Capital Expenditures & Investments

($MM)	2Q 2018	2018 Outlook
Refining & Marketing (R&M)	196	950
Speedway	88	530
Midstream, including MPLX	601	2,405
Corporate and Other	17	85
Total Capital Expenditures & Investments[a]	902	3,970

[a]2Q 2018 actuals and 2018 outlook excludes capitalized interest.

Earnings

($MM unless otherwise noted)	2017		2018	
	3Q	4Q	1Q	2Q
Refining & Marketing segment income (loss)	1,097	732	(133)	1,025
Speedway segment income[a]	208	148	95	159
Midstream segment income	355	343	567	617
Corporate and other unallocated items[a]	(85)	(114)	(89)	(91)
Litigation	-	57	-	-
Impairments[b]	2	2	-	1
Income from operations[a]	1,577	1,168	440	1,711
Net interest and other financing costs[a]	158	209	183	195
Income before income taxes	1,419	959	257	1,516
Income tax provision (benefit)[c]	415	(1,166)	22	281
Net income	1,004	2,125	235	1,235
Less net income attributable to:				
Redeemable noncontrolling interest	16	16	16	20
Noncontrolling interests	85	93	182	160
Net income attributable to MPC	903	2,016	37	1,055
Effective tax rate[c]	29%	(122%)	9%	19%

[a]We adopted Accounting Standards Update 2017-07, Retirement Benefits Presentation of Pension and Postretirement Cost, as of Jan. 1, 2018, and applied the standard retrospectively. As a result, we reclassified prior period amounts from Selling, General and Administrative expenses to Net Interest and Other Financial Costs to conform to current period presentation.

[b]Reflects MPC's share of gains related to the sale of assets remaining from the Sandpiper Pipeline project in 3Q and 4Q 2017, and 2Q 2018.

[c]Earnings for the fourth quarter include a tax benefit of approximately $1.5 B as a result of re-measuring certain net deferred tax liabilities using the lower corporate tax rate enacted in the fourth quarter.

Reconciliation

Adjusted EBITDA to Net Income Attributable to MPC

($MM)	2017 3Q	2017 4Q	2018 1Q	2018 2Q	LTM
Net Income attributable to MPC	903	2,016	37	1,055	4,011
Add: Net interest and other financial costs	158	209	183	195	745
Net income attributable to noncontrolling interests	101	109	198	180	588
Provision (benefit) for income taxes	415	(1,166)	22	281	(448)
Depreciation and amortization	517	540	528	533	2,118
Litigation	-	(57)	-	-	(57)
Impairments	(2)	(2)	-	(1)	(5)
Adjusted EBITDA	2,092	1,649	968	2,243	6,952
Less: Adjusted EBITDA related to MPLX					2,507
Adjusted EBITDA excluding MPLX					4,445
Add: Distributions from MPLX to MPC					741
Adjusted EBITDA excluding MPLX, including LP distributions to MPC					5,186

Reconciliation

Adjusted EBITDA Related to MPLX to MPLX Net Income

($MM)	2017		2018		LTM
	3Q	4Q	1Q	2Q	
MPLX Net Income	217	241	423	456	1,337
Add: Net interest and other financial costs	93	96	130	151	470
Provision (benefit) for income taxes	1	(2)	4	1	4
Depreciation and amortization	164	168	176	188	696
Adjusted EBITDA related to MPLX	475	503	733	796	2,507

Cash Provided from Operations Before Changes in Working Capital Reconciliation to Net Cash Provided by Operations

($MM)	2017		2018	
	3Q	4Q	1Q	2Q
Net cash provided by (used in) operations[(a)]	1,906	2,745	(137)	2,386
Less changes in working capital:				
Changes in current receivables	(640)	(797)	96	(321)
Changes in inventories	56	(57)	440	(374)
Changes in current accounts payable and accrued liabilities	862	2,160	(1,455)	1,224
Changes in the fair value of derivative instruments	42	15	(14)	15
Total changes in working capital	320	1,321	(933)	544
Cash provided from operations before changes in working capital[(a)]	1,586	1,424	796	1,842

[(a)]We adopted Accounting Standard 2016-15 as of Jan. 1, 2018 and applied the standard retrospectively, resulting in a change in classification of certain cash flows, but none resulted in a material change.

Reconciliation of Refining & Marketing Margin to Refining & Marketing Income from Operations

($MM)	2Q 2018	2Q 2017
Refining & Marketing loss from operations	1,025	562
Plus:		
Refinery direct operating costs[(a)]	839	894
Refinery depreciation & amortization	235	255
Other:		
Operating expenses, net[(a)(b)]	739	355
Depreciation and amortization	17	17
Refining & Marketing margin[(c)]	**2,855**	**2,083**

(a) *Excludes depreciation and amortization.*
(b) *Includes fees paid to MPLX for various midstream services. MPLX's results are reported in MPC's Midstream segment.*
(c) *Refining & Marketing margin is defined as sales revenue less cost of refinery inputs and purchased products, excluding any LCM inventory market adjustment. We believe this non-GAAP financial measure is useful to investors and analysts to assess our ongoing financial performance because, when reconciled to its most comparable GAAP measure, it provides improved comparability between periods through the exclusion of certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. This measure should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly titled measures reported by other companies.*

Reconciliation of Speedway Total Margin to Speedway Income from Operations

($MM)	2Q 2018	2Q 2017
Speedway income from operations	159	238
Plus (Less):		
Operating, selling, general and administrative expenses	401	377
Depreciation and amortization	73	65
Income from equity method investments	(19)	(21)
Net gain on disposal of assets	-	(6)
Other income	(2)	(3)
Speedway total margin	**612**	**650**
Speedway total margin:[a]		
Gasoline and distillate margin	239	271
Merchandise margin	366	371
Other margin	7	8
Speedway total margin	**612**	**650**

[a]Speedway gasoline and distillate margin is defined as the price paid by consumers less the cost of refined products, including transportation, consumer excise taxes and bank card processing fees and excluding any LCM inventory market adjustment. Speedway merchandise margin is defined as the price paid by consumers less the cost of merchandise. We believe these non-GAAP financial measures are useful to investors and analysts to assess our ongoing financial performance because, when reconciled to the most comparable GAAP measures, they provide improved comparability between periods through the exclusion of certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly titled measures reported by other companies.

Refining & Marketing Segment Income

2Q 2018 vs. 1Q 2018 Variance Analysis



$MM
1,250
1,150
1,050
950
850
750
650
550
450
350
250
150
50
-50
-150
-250
(133)
492
264
129
91
(3)
68
244
(127)
1,025
Crude 43
Product (66)
Volumetric 91
1Q 2018
*LLS 6-3-2-1 Crack
**Sweet/ Sour Diff.
**LLS/WTI Diff.
**LLS Prompt vs. Delivered
**Market Structure
Other Margin
***Direct Operating Costs
***Other
2Q 2018

*Represents ex-RIN/CBOB adjusted crack spread, which incorporates the market cost of Renewable Identification Numbers (RINs) for attributable products and the difference between 87 Octane Gasoline and 84 Octane CBOB Gasoline. Based on market indicators using actual volumes.

**Based on market indicators using actual volumes.

***Results related to the Feb 1, 2018 dropdown of refining logistics and fuels distribution to MPLX, which totaled $232 MM for the quarter, are presented in the Midstream segment prospectively. Prior period information has not been recasted to reflect these businesses being reported in the Midstream segment.

Refining & Marketing Indicative Margin

2Q 2018


$MM
3,000
2,500
2,000
1,500
1,000
500
0
1,295
892
250
50
(13)
381
Crude (330)
Product 411
Volumetric 300
2,855
(1,073)
(757)
1,025
*LLS 6-3-2-1 Crack
**Sweet/ Sour Diff.
**LLS/WTI Diff.
**LLS Prompt vs. Delivered
**Market Structure
Other Margin
R&M Margin
Direct Operating Costs***
***Other
R&M Segment Income

*Represents ex-RIN/CBOB adjusted crack spread, which incorporates the market cost of Renewable Identification Numbers (RINs) for attributable products and the difference between 87 Octane Gasoline and 84 Octane CBOB Gasoline. Based on market indicators using actual volumes.

**Based on market indicators using actual volumes.

***Second quarter results reflected a $232 MM reduction associated with the refining logistics and fuels distribution business that were dropped to MPLX on Feb. 1, 2018. Prior period segment results were not recasted to reflect these businesses being reported in the Midstream segment. Other R&M for the quarter reflected $340 MM of expense with an offsetting reduction to direct operating costs of $108 MM.

MPLX Distributions and Sales Proceeds to MPC*



$MM
300
200
100
0
$10
$15
$16
$16
$18
$18
$20
$20
$24
$27
$32
$35
$69
$73
$91
$99
$102
$114
$132
$150
$171
$288
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18
LP Distributions
GP Distributions, including IDRs

Cash Distribution and Asset Sales Proceeds from MPLX ($MM)	2014				2015				2016				2017				2018	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
GP Distributions, including IDRs	1	-	2	1	2	4	7	8	40	44	50	56	57	67	81	96	-	-
LP Distributions	17	18	18	19	22	23	25	27	29	29	41	43	45	47	51	54	171	288
Total Cash Distributions Received	**18**	**18**	**20**	**20**	**24**	**27**	**32**	**35**	**69**	**73**	**91**	**99**	**102**	**114**	**132**	**150**	**171**	**288**
Cash Sales Proceeds	310	-	-	600	-	-	-	-	-	-	-	-	1,511	-	420	-	4,100	-
Equity Value from MPLX***	-	-	-	200	-	-	-	-	600	-	-	-	504	-	630	-	4,322	-
Total Asset Sales Proceeds**	**310**	**-**	**-**	**800**	**-**	**-**	**-**	**-**	**600**	**-**	**-**	**-**	**2,015**	**-**	**1,050**	**-**	**8,422**	**-**

Based on quarter in which distributions were received

***$630 MM and $504 MM in 3Q 2017 and 1Q 2017 were based on the number of units received valued at the volume weighted average price for MPLX units for the 10 trading days preceding the closing dates.*

****$4,322 MM in 1Q 2018 was based on the number of units valued at the price of MPLX units as of the closing date of Feb. 1, 2018*

MARATHON®